SCHEDULE 13 D

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
N.A.



1.NAME OF REPORTING PERSON

Phillip Goldstein
__________________________________________________________

2.CHECK THE BOX IF MEMBER OF A GROUP 				[]
__________________________________________________________

3.SEC USE ONLY
____________________________________________________________

4.SOURCE OF FUNDS

WC
____________________________________________________________

5.CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURUSANT TO ITEMS 2(d) or 2 (e)					[ ]
____________________________________________________________

6.CITIZENSHIP OR PLACE OF ORGANIZATION

USA
____________________________________________________________
7.SOLE VOTING POWER

156,500
____________________________________________________________
8.SHARED VOTING POWER

7,000
____________________________________________________________

9.SOLE DISPOSITIVE POWER

253,400
____________________________________________________________
10. SHARED DISPOSITIVE POWER
0
____________________________________________________________
11.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

253,400
__________________________________________________________
12.CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES [ ]
___________________________________________________________
13.PERCENT OF CLASS REPRESENTED BY ROW 11

6.65%
____________________________________________________________
14.TYPE OF REPORTING PERSON

IA
____________________________________________________________

This Statement constitutes Amendment No.3 to the Schedule 13D (the " original Schedule 13D") filed with the Securities and Exchange Commission on November 13, 2000 by Phillip Goldstein, an Investment Advisor. Except as specifically set forth herein, the
Schedule 13D and any prior amendments remain unmodified. Capitalized terms, unless otherwise defined herein, shall have the meaning ascribed in Schedule 13D.


Item 1.	SECURITY AND ISSUER

This schedule 13D relates to the shares of Common Stock (the
"Common Stock") of Brantley Capital Corp. ("Brantley"). The principal executive offices of Brantley are located at 20600
Chagrin Blvd., Suite 1150, Cleveland, OH 44122.


Item 2.	IDENTITY AND BACKGROUND
(a)-(f)
This statement is filed on behalf of Phillip Goldstein, 60
Heritage Drive, New York, NY 10570.

Mr. Goldstein is a self-employed investment advisor.  He is also
President of Kimball and Winthrop, Inc., 60 Heritage Drive,
Pleasantville, NY 10570, an investment advisory firm.

During the last 5 years Mr. Goldstein has not been convicted in a criminal proceeding, nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Goldstein is a U.S. citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERAIONS

Mr. Goldstein, an independent investment advisor, has accumulated shares of Brantley on behalf of accounts that are managed by Mr.
Goldstein. All funds that have been utilized to purchase shares of Brantley are from such accounts or from margin loans from broker dealers where these accounts are held.


ITEM 4.	PURPOSE OF TRANSACTION
Item 4 is amended as follows:
The attached letter (Exhibit 1) was sent to the SEC on November
4, 2002. No response has been received. The filer believes it is important for BBDC's shareholders to be aware of the contents of this letter.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

a. As per the quarterly report for the quarter ended March 31, 2002 there were 3,810,535 shares of Common Stock outstanding.
The
percentage set forth in this item (5a) was derived using such number.

Mr. Goldstein is deemed to be the beneficial owner of 253,400 shares of Common Stock, which constitutes approximately 6.65 % of the outstanding shares of Common Stock.

b. Power to solely vote securities resides with Mr. Goldstein for
156,500 shares and jointly for 7,000 shares. Power to dispose of securities resides solely with Mr. Goldstein for 253,400 shares.

c. During the last sixty days, the following shares of common stock were traded:

None

d. None

e. NA

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Item 7 is amended as follows:
Exhibit 1: Letter to Branch of Investment Management
Examinations, Securities and Exchange Commission


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 27, 2002


By: /s/ Phillip Goldstein
  Name: Phillip Goldstein

Exhibit 1
Letter to Branch of Investment Management Examinations
Securities and Exchange Commission


60 Heritage Drive
Pleasantville, NY 10570
(914) 747-5262

November 4, 2002

Yvonne P. Scarpinato
Staff Accountant
Branch of Investment Management Examinations
Securities and Exchange Commission
Midwest Regional Office
Suite 900
175 West Jackson Blvd.
Chicago, IL 60604

Inspection of Brantley Capital Corporation ("Brantley")
(I/C File No. 814-27)

Dear Ms. Scarpinato:

In a letter dated September 8, 2002, I responded to certain issues raised in your deficiency letter dated August 6, 2002 regarding my actions. On October 29, 2002, I was provided with a copy of a letter from Steven B. Boehm of Sutherland Asbill & Brennan ("SAB") to you dated September 20, 2002 containing "the Company's" response to your deficiency letter ( Footnote:
Because Mr. Boehm, though paid by Brantley's stockholders, is really Mr. Pinkas' "mouthpiece," the phrase "the Company, " as used in his letter, may properly be read as "Mr. Pinkas."). Due to time constraints, I cannot refute each misleading statement contained in Mr. Boehm's letter but I would like to briefly highlight some of the most serious unresolved matters at Brantley. If you would like additional information, please do not hesitate to contact me.

SAB's actions are not in the interest of Brantley's stockholders.

SAB continues to act as Robert Pinkas' private attorney, not in the interest of Brantley's stockholders. Among other things, SAB lawyers (a) privately counsel Mr. Pinkas during board meetings, (b) conspired with Mr. Pinkas to disenfranchise stockholders who had given me proxies to vote their shares at the annual meeting; (b) are representing the defendants (i) in a lawsuit I filed to prevent any stockholders from being disenfranchised and (ii) in a frivolous countersuit that also seeks to disenfranchise stockholders ( Footnote: SAB's objective in both my lawsuit and in the countersuit is to keep Mr. Pinkas in control of Brantley so as to insure that SAB continues to earn fees from Brantley despite SAB's knowledge that stockholders owning a majority of the shares represented at the annual meeting wanted to vote against Mr. Pinkas' recommendations. Whether stockholders should be required to pay SAB to prevent their votes from being counted is an interesting question.), and (c) have stonewalled with respect to my request that they recommend to the board that I be permitted to consult with independent counsel.

Mr. Pinkas is a liar (and SAB is protecting him).

As I stated in my previous letter, "Whether Mr. Pinkas breached his fiduciary duty in offering to "buy out" Mr. Barone's and my shares depends on whether his primary motivation was to preserve his fees or to maximize shareholder value." Consistent with his role as Mr. Pinkas' attorney, Mr. Boehm conspicuously avoids addressing that issue or that of Mr. Pinkas' credibility while insinuating, without any basis whatsoever, that I have not been entirely truthful with the staff. For example, Mr. Boehm's tortured interpretation of a memo that I wrote to Mr. Pinkas is an insult to the staff's intelligence that no lawyer would dare put forth unless he was actually representing Mr. Pinkas.

The following is a telephone message from Mr. Pinkas to me on or about June 1, 2002 that suggests that something is rotten in the state of Ohio and the District of Columbia (where Mr. Boehm practices).

"Saturday, 4:02 p.m."

Phil, you know, you gotta do what you gotta do. I'm just telling you, if you go public with some kind of nonsense about liquidating and starting all sorts of proxy stuff, I am not - I'm gonna drop the whole issue of buying you out.
I'm not gonna waste my time on that if it -- you know, if it -- if that's the position you're gonna take. So, I wish you'd let me know. I think I can get this done in the next week. If -- if that's not good enough for you, then too bad. You, know, I'm not -- I'm not gonna sit here and play your bully games, you know, which I've done for far too long, coddling you and trying to kind of figure out something, you know, to accommodate you which is impossible. So, you know, if you can't budge the lawyers basically on anything, you know, it's your call. I'm just telling you, I'm tired of the whole freakin' nonsense at this point. And -- and I, I -- the only thing I'd like from you - which, you know, I'm sure you're not gonna do, but uh, see if you're gonna go ahead and start some stupid fight, you know, let me know so I don't have to waste my time, you know, talking about figuring out doing this buyout because it's a waste of my fucking time basically at this point. Um, I'm in the office if you want to talk about it but I will tell you that, I, I am not gonna waste my time on this, you know, if you and Richard are gonna, you know, make some stupid ass statement basically in your normal rhetoric, as you call it, you know. Uh, I'm just gonna say, "Fine, then we're in a battle. Take the next three years and waste each other's time." Cause I got other things to do so I can do this on part time basically.
So, I'm not gonna waste my time on it.  Thanks.

Lest there be any doubt about Mr. Pinkas' willingness to lie to protect his own interests, one need only compare what he told stockholders at Brantley's annual meeting ("It's in writing, you're in writing saying we wanted a 2.85 percent fee on the debt. We don't. It isn't in there. You absolutely misstated that.") with the minutes of the Brantley board meeting held on February 28, 2002 ("As a result of the proposed transaction Mr. Pinkas also recommended that the board consider a change to the advisory agreement that would permit the advisor to receive a management fee on the SBIC funding.")

Brantley's stockholders should not bear any costs related to the advisor's negligence.

In his letter, Mr. Boehm states that Brantley's advisor "will cover all legal and other expenses relating to its re-registration as an investment advisor." What about other costs incurred by Brantley as a result of the advisor's negligence in failing to register? For example, why should stockholders pay Mr. Boehm's fees and expenses, the fees and expenses of the independent counsel hired by the Special Committee, or the fees and expenses of the directors to address this matter? The staff should demand a full accounting of all the costs related to this matter to insure that stockholders do not pay one penny because the advisor was not registered.

The JMP contract needs to be promptly investigated.

On May 29, 2002, Mr. Pinkas proposed, and the board approved a three-year contract with JMP Securities to provide investment banking services and financial advice to Brantley. The draft contract called for Brantley to pay JMP retainer fees totaling $1,050,000 over a period of three years and for JMP to receive any unpaid balance as a lump sum if Brantley terminated the contract. It now seems likely that (1) Mr. Pinkas defrauded the board when he proposed that it approve the JMP contract, and (2) the actual purpose of the contract was to induce JMP to make an offer to purchase Richard Barone's shares of Brantley at a premium to the market price.

At the time of the May 29th board meeting, Mr. Pinkas was actively seeking a buyer for Mr. Barone's and my shares. Although no buyer ever approached me, Mr. Barone told me that an unnamed party made him an offer to buy his shares for $11.25 per share (which he declined) and that that party told him it had conducted extensive due diligence on Brantley's investments and valued Brantley's NAV at $13 per share even though the board was valuing Brantley's NAV at about $18 per share, as proposed by
management.   At a later date, Mr. Barone told me that the
unnamed prospective buyer was JMP. An e-mail Mr. Barone recently forwarded to me verifying JMP's interest in purchasing his shares is enclosed.

That revelation strongly suggests that Mr. Pinkas devised a scheme to convert assets of Brantley for his own use and for the use of JMP by proposing that Brantley enter into a contract with JMP whose true purpose was to compensate JMP for paying Mr. Barone a premium price for his shares. When the board was asked to approve the JMP contract, Mr. Pinkas did not inform the board that JMP was a potential buyer of Mr. Barone's shares (Footnote:
At the October 29, 2002 board meeting, Mr. Pinkas acknowledged that he had tried to interest JMP in purchasing Mr. Barone's shares.). Thus, it appears that Mr. Pinkas defrauded the board by intentionally withholding material information (Footnote: The analogy to SEC Chairman Pitt's alleged withholding of material information about his nominee to head the accounting oversight board from the other commissioners readily comes to mind.
Unlike Mr. Pitt, Mr. Pinkas has not yet called for an internal investigation into his own conduct.).

Prior to a board meeting held on October 29, 2002, I sent a memo to the independent directors in which I stated: "Before we sign off on management's proposed valuations, we should determine whether JMP did independently value Brantley's investments, and if so, what the result of that exercise was. Therefore, I propose that, as an initial step, we arrange a conference call with JMP and the independent directors to discuss this matter. After that, we can decide how to proceed." At the October 29th meeting, the board rejected my proposal and proceeded to approve both the advisor's recommended valuations and the renewal of the advisory agreement. Moreover, no other director expressed any concern about Mr. Pinkas having withheld material information from the board when he proposed that the JMP contract be approved.

*******************

It is very clear to me that Brantley's stockholders cannot rely on the board or SAB to protect them from Mr. Pinkas' self-dealing. Thus, every day that goes by is a day that Brantley's stockholders are being harmed. Can they rely on the Commission to help them? Does this situation come under its "real time enforcement" policy? Unless the staff advises otherwise, I intend to make public the matters discussed herein so that Brantley's stockholders, the persons the 1940 Investment Company Act is designed to protect, will at least be aware of Mr. Pinkas' continuing breaches of fiduciary duty. Please let me know the staff's position about publicizing these matters.
Thank you.

Very truly yours,

Phillip Goldstein

cc:  Ms. Phyllis G. David